Resin Systems to Hold Business Update Teleconference and Webcast

Calgary, Alberta, March 7, 2008:  Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a technology innovator that develops advanced composite products for infrastructure markets, will hold its regular business update teleconference and webcast on March 13, 2008 at 11 a.m. (EST) / 9 a.m. (MST).

RS will discuss:

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RS’s 2007 financial results;

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RS’s 2008 overall business strategy;

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the RStandard™ utility pole product line status including an update on production and distribution plans for 2008; and

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the RStandard™ roller tube product line status including an update on production and distribution plans for 2008.

The call will be hosted by Paul Giannelia, president and chief executive officer of RS and Rob Schaefer, chief financial officer and corporate secretary of RS, and will contain a question and answer period.

To participate please dial 1-866-334-4934 (toll-free in North America) or (416) 849-4293 approximately
10 minutes prior to the call. A live audio webcast of the conference call will also be available via RS’s website, www.grouprsi.com, on the home page and the investor relations page. The webcast will be archived for approximately 90 days. In addition, to access a replay of the teleconference, please dial 1-866-245-6755
(toll-free in North America) or (416) 915-1035 and enter passcode 796113. The replay will be available until March 25, 2008.

About RS

RS is a technology innovator that develops advanced composite products for infrastructure markets. This new generation of products is not only structurally superior to products made with “old world” materials such as wood, steel and concrete, it’s also lighter, more durable and longer-lasting. The company has entered the global market with its award winning utility poles and conveyor roller tubes as its two flagship products, and continues to identify a growing list of additional innovative products.

RS designs, engineers and markets its products worldwide, while outsourcing its manufacturing and distribution.

For the latest on RS's developments, go to the company’s website at www.grouprsi.com.

"RStandard" is a trademark of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000

Fax: (403) 219-8001

Email: info@grouprsi.com

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